FORM 4
[ ]Check box if no longer
   subject to Section 16.  Form 4
   or Form 5 obligations may
   continue.  See Instruction 1(b).

		     U.S. SECURITIES AND EXCHANGE COMMISSION
			     Washington, D.C. 20549

		  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

     Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
      Section 17(a) of the Public Utility Holding Company Act of 1935 or
	     Section 30(f) of the Investment Company Act of 1940

------------------------------------------------------------------------------
1. Name and Address of Reporting Person| 2. Issuer Name and Ticker or Trading
Muir            Thomas            L.   |    Symbol
(Last)         (First)         (Middle)|
       132 South Rodeo Drive           |    United Television, Inc. (UTVI)
            Fourth Floor               |--------------------------------------
              (Street)                 | 3. IRS or Social Security Number of
Beverly Hills     CA              90212|    Reporting Person (Voluntary)
(City)          (State)           (Zip)|
                                       |
-----------------------------------------------------------------------------
4. Statement of Month/Year |5. If Amendment, Date or Original (Month/Year)
   10/98                   |
                           |
-----------------------------------------------------------------------------
6. Relationship of Reporting    |7. Individual or Joint/Group Filing
   Person to Issuer             |
   (Check all applicable)       |    X  Form filed by one Reporting Person
                                |   ---
    Director          10% Owner |
---                ---          |       Form filed by more than one Reporting
 x  Officer (give      Other    |   --- Person
--- title below)   --- (specify |
                       below)   |
    Treasurer and controller    |
------------------------------------------------------------------------------
Table I - Non-Derivative Securties Acquired, Disposed of, or Beneficially Owned

1. Title of security     2.Transaction     3.Transaction      4.Securities        5.Amount of     6.Ownership     7.Nature of
                           Date              Code               Acquired (A)        Securities      Form:           Indirect
                          (Month/Day/Year)                      or Disposed         Beneficially    Direct (D)      Beneficial
                                                                of (D)              Owned at End    Indirect (I)    or Ownership
							    Amount    (A)  Price
                                                                      or
                                             Code    V                (D)
Common Stock              10/01/98           M              500       A     53.50                   D
Common Stock              10/02/98           M              200       A     53.50                   D
Common Stock              10/07/98           M              400       A     53.50                   D
Common Stock              10/12/98           M              500       A     53.50                   D
Common Stock              10/13/98           M              500       A     53.50                   D
Common Stock              10/01/98           S              500       D    106.25                   D
Common Stock              10/02/98           S              200       D    106.25                   D
Common Stock              10/07/98           S              400       D    103.00                   D
Common Stock              10/12/98           S              500       D    101.50                   D
Common Stock              10/13/98           S              400       D    102.25   -0-             D
                                                                                    3,392           By trust(1)
--------------------------------------------------------------------------------------------------------------------------------

FORM  4 (Continued)         Table II-Derivative Securities Acquired, Disposed
                                    of, or Beneficially Owned (e.g. puts, calls, warrants, options, convertible securities)


 1. Title of      2.   Conversion or     3. Transaction  4.Transaction  5. Number of        6.Date
    Derivative         Exercise Price       Date           Code            Derivative         Exercisable
    Security           of Derivative        (Month/                        Securities         and Expiration
                       Security             Day/Year)                      Acquired (A)       Date
									   or Disposed        (Month/Day/Year)
                                                                           (D)
                                                                           (A)    (D)         Date         Expiration
											      Exercisable  Date
Employee stock option
  (right to buy)       53.50                10/01/98       M                      500         12/27/96     12/27/99
                       53.50                10/02/98       M                      200         12/27/96     12/27/99
                       53.50                10/07/98       M                      400         12/27/96     12/27/99
                       53.50                10/12/98       M                      500         12/27/96     12/27/99
                       53.50                10/13/98       M                      400         12/27/96     12/27/99

 7.Title and           8.Price of             9.Number of            10.Ownership     11.Nature
   Amount of             Derivative             Derivative              Form of          of
   Underlying            Security               Securities              Derivative       Indirect
   Securities                                   Beneficially            Security:        Beneficial
                                                Owned at End            Direct (D)       Ownership
                                                of Month                or
                                                                        Indirect (I)
  Title          Number
                 of Shares

  Common Stock   500          --                                             D
                 200          --                                             D
                 400          --                                             D
                 500          --                                             D
                 400          --                     -0-                     D

Explanation of Responses:
(1)  Shares held in Employees Stock Purchase Plan as of 06/30/98.

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).


 /s/  Thomas L. Muir                         November 02, 1998
-------------------------------------        -----------------
   **Signature of Reporting Person                  Date